CHELLY, Inc.



ANNUAL REPORT

9455 East Raintree

Scottsdale, AZ 85260

(480) 559-3000

https://www.drinkchelly.com

This Annual Report is dated April 29, 2022.

BUSINESS

CHELLY, Inc. ("CHELLY" or the "Company") is a corporation organized under the laws of the state of Arizona that produces flavored liquors and spirits. The Company's business model consists of selling alcoholic beverages focused on a 21-34 age demographic. Our product is sold across the state of Arizona at stores, restaurants, and bars like Total Wine, Pomo Pizzeria, and other local on-premise and off-premise accounts as well through direct to consumer through Drizly.com. The Company's top 3 reasons to invest: unique selling position, story, and differentiated growth plan compared to other beverage brands.

The Company started operations as CHELLY LLC when it was organized under Arizona law in January 20, 2019. On December 10, 2021, the company converted to an Arizona domestic corporation to better facilitate equity funding. On November 1, 2021, a new entity Paradise Beverages LLC was organized under Arizona law and now holds 9.99% ownership of CHELLY, Inc. to entice and attract future key full-time employees.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $10,000.00

Use of proceeds: operations
Date: January 04, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $92,000.00
Use of proceeds: operations and marketing
Date: December 25, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $55,000.00
Use of proceeds: operations and marketing
Date: May 22, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $5,000.00
Use of proceeds: Continued operations and marketing until crowdfunding has launched.
Date: February 11, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $3,000.00
Use of proceeds: Funding continued operations and business administration
Date: February 11, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The circumstances that led us to those results in 2020 were a combination of only 3 part-time people. The full-time worker, Nicolas Guerrieri, did not go full-time until September 2020. Which is when the company started to make a lot of traction and momentum. Throughout the year of 2021 as well, Nicolas Guerrieri is the only full-time employee of the company.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $34,010, a 348% increase compared to fiscal year 2020 revenue of $9,751. This was due to increased product demand and garnering more accounts and finalizing festival sponsorships deals.

Cost of sales

Cost of sales in 2021 was $23,318 an increase of approximately 260%, from costs of $8.946 in fiscal year 2020. The increase was due to increased product demand and producing more inventory to keep up with that demand.

Expenses

The Company's expenses consist of, among other things, fees for professional services and trademarks, rent, liability insurances, and equipment. Expenses in 2021 were $94,483 compared to $24,527 in 2020. The jump in expenses was mainly from marketing, more specifically festival sponsorships. The other increased expense was paying $1,500 a month to Nicolas Guerrieri for running and managing the business full time.

Historical results and cash flows:

Historical results and cash flow are projected to be different in the future. We expect high growth rates in terms of sales but we do expect to be running at a loss for some years as it is the nature of the business we are in. We, of course, would love to become profitable but it is a competitive market so a lot of funds have to be used to increase brand awareness and brand equity.

The Company is currently in the production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because this is a cash-heavy business where we will need to spend dollars in order to increase brand awareness and build brand equity. Past cash was primarily generated through sales and convertible notes. Our goal is to be cash flow positive within approximately the next five years. However, management's focus is not only focused on reaching positive cash flow. We want to make sure we are reaching that in an efficient way by feeding what the business needs through capital expenditures and not solely focusing on pulling our brand back just only to be cash flow positive. There is a balance we are seeking where we can fully operate the business of what it needs while also being cash flow positive.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $26,831.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Founders (Promissory Notes)
Amount Owed: $14,604.00
Interest Rate: 8.0%

Maturity Date: June 30, 2024
auto-equity clause conversion at $50k

Creditor: Convertible Note part 1
Amount Owed: $92,000.00
Interest Rate: 5.0%
Maturity Date: December 25, 2024
conversion of $50k and min val of $1.7mm

Creditor: Convertible Debt part 2
Amount Owed: $55,000.00
Interest Rate: 5.0%
Maturity Date: May 22, 2025
$500k conversion trigger with min val of $3,000,000

Creditor: Convertible Note Part 3
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: January 04, 2026
$50k conversion but with a $6mm minimum valuation and 10% equity discount

Creditor: Convertible Note part 4
Amount Owed: $5,000.00
Interest Rate: 5.0%
Maturity Date: November 02, 2026
$50k conversion but with a $6mm minimum valuation and 10% equity discount

Creditor: Convertible Note Part 5
Amount Owed: $3,000.00
Interest Rate: 5.0%
Maturity Date: February 11, 2026
$50k conversion but with a $6mm minimum valuation and 10% equity discount

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nicolas Guerrieri

Nicolas Guerrieri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, Director
Dates of Service: January 01, 2019 - Present
Responsibilities: Legal, accounting, finances, budgeting, marketing, branding, sales, managing,

supply chain, operations, raising capital. Nicolas Guerrieri has a monthly salary of $1,500.00 and equity compensation of 46% of shares.

Other business experience in the past three years:

Employer: Trajan Wealth
Title: Investment Analyst
Dates of Service: January 15, 2019 - September 11, 2020
Responsibilities: • Analyze financial statements and compose research reports for potential investments • Implement and manage over 5,000+ new and existing client portfolios using Orion, TD, and other platforms • Curate a selection of investments for clients based on their model and risk profile • Assist the Investment committee on the firm's investment strategies and selection of securities for our public ETF

Other business experience in the past three years:

Employer: Resolute Commercial
Title: Financial Analyst
Dates of Service: January 01, 2018 - November 01, 2018
Responsibilities: Evaluate and create 13-week cash flow budgets and projections to provide financial guidance for clients. • Collaborate with senior management to adjust their current model to a more viable business model. • Conduct market/industry research for private companies to assist in the valuation of the distressed business. • Reduced company's database filing process significantly by creating a macro via Visual Basic for Applications (VBA).

Name: Roberto Guerrieri

Roberto Guerrieri's current primary role is with Bluetail. Roberto Guerrieri currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Lead Strategic Advisor
Dates of Service: November 01, 2019 - Present
Responsibilities: - Assists in strategic initiatives along with scaling tactics and raising capital. Roberto Guerrieri has an annual salary $0 and equity compensation of 16.5% of shares.

Other business experience in the past three years:

Employer: Bluetail
Title: C.E.O
Dates of Service: June 01, 2019 - Present
Responsibilities: Leads in technology of their software

Other business experience in the past three years:

Employer: Black Garage
Title: Managing Director

Dates of Service: April 01, 2009 - Present
Responsibilities: Marketing, product strategy and business development consulting and outside board member for early-stage Internet businesses. ASSIGNMENTS INCLUDE > CMO for team collaboration startup targeting SMB market. Winner of several startup of the year awards > Global Marketing for FiREapps, a currency analytics SaaS company for Fortune 500 enterprise treasury clients > VP of Sales and Marketing for EquipRent.com, a leading online construction equipment marketplace and lead generation company > E-commerce provider of health and medical products for consumers and health professionals > Mobile app and platform geared towards smartphone customer engagement market > Internet strategic advisor for leading arbitration and mediation association > Talent management assessment software company servicing businesses hiring & team building > Healthcare channel market research for large health providers in U.S > SaaS platform design and implementation for gig economy real estate tech business

Name: Rob Dunaway

Rob Dunaway's current primary role is with Law Offices of Rob Dunaway. Rob Dunaway currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Secretary(Corporate Lawyer)
Dates of Service: January 01, 2019 - Present
Responsibilities: Manage all board and committee meeting logistics, attend and record minutes of all board and committee meetings; facilitate board communications; Advise the Board on its roles and responsibilities; Maintain key corporate documents and records; Rob Dunaway has an annual, salary of $0 and equity compensation of zero shares.

Other business experience in the past three years:

Employer: Pillsbury Winery, LLC
Title: Co-Founder
Dates of Service: January 01, 2007 - Present
Responsibilities: Corporate Lawyer

Other business experience in the past three years:

Employer: Law Offices of Rob Dunaway
Title: Principal Attorney
Dates of Service: January 01, 1996 - Present
Responsibilities: Robert Dunaway, Attorney and Businessman, Phoenix, Arizona. Mr. Dunaway has 30 years of corporate and technology experience as an attorney, management advisor and investor, having represented public clients such as Sun Microsystems, Tandem Computers, S3, Diamond Multimedia and others to hundreds of startup technology and Internet companies. A co-author of books on startup company management and intellectual property protection, he also has CEO experience and numerous Board of Director positions to his credit. He has lectured at Stanford Business School and Santa Clara University School of Law and was chosen one of Phoenix's Top 12 Business Advisors in the New Times 2001 poll of metro readers.

Name: Stuart Francis

Stuart Francis's current primary role is with Salad n Go. Stuart Francis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CRO
Dates of Service: January 01, 2019 - Present
Responsibilities: Responsible for sales implementation/account management. Stuart Francis has a monthly salary of $0 and equity compensation of 19.5%

Other business experience in the past three years:

Employer: Salad n Go
Title: Project Manager
Dates of Service: March 01, 2021 - Present
Responsibilities: Manage projects for the construction and development of new Salad n Go locations

Other business experience in the past three years:

Employer: American Retail Contractors
Title: Project Superintendent
Dates of Service: July 01, 2019 - March 01, 2021
Responsibilities: Project manage vendors

Other business experience in the past three years:

Employer: GMH Capital Partners
Title: Leasing Consultant
Dates of Service: April 01, 2017 - July 01, 2019
Responsibilities: - Professionally present the features and benefits of the Sol Y Luna apartments to prospects - Immediately follow-up with prospects that did not close in an attempt to close the sale again

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Nicolas Guerrieri
Amount and nature of Beneficial ownership: 2,760,000
Percent of class: 46.0

RELATED PARTY TRANSACTIONS

Name of Entity: Roberto Guerrieri
Relationship to Company: Director
Nature / amount of interest in the transaction: Roberto lent the company $4,305 in a promissory note to help start the company
Material Terms: auto-equity clause conversion at $50k

Name of Entity: Nicolas Guerrieri
Relationship to Company: Director
Nature / amount of interest in the transaction: Nicolas put in $4,000 to help start the company and this was in the form of a promissory work
Material Terms: auto-equity clause conversion at $50k

Name of Entity: Hunter Goheen
Relationship to Company: Partner
Nature / amount of interest in the transaction: $2,979.53 to help start the company
Material Terms: this is in a convertible note form

Name of Entity: Stuart Francis
Relationship to Company: Officer
Nature / amount of interest in the transaction: $3,319.73 to help start the company
Material Terms: this is an a convertible note

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Equity and the terms of the Convertible Notes are outlined below:

Amount outstanding: $147,000.00
Maturity Date: June 30, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $50,000 or $500,000 equity sale/raise
Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. The other set of convertible notes $500,000. Both sets of notes include a 20% equity discount. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (80%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Promissory Notes

The security will convert into Equity and the terms of the Promissory Notes are outlined below:

Amount outstanding: $14,604.00
Maturity Date: July 08, 2024
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: $50,000 equity sale/raise
Material Rights

Four members of Company management made related party loans prior to December 31, 2020 in the amounts of $2,979.53, $4,000, $4,305, and $3,319.73. The loans all have a 5-year term and 8% interest per annum.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: January 04, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000
Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,000.00
Maturity Date: February 11, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000 automatic conversion
Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,000.00

Maturity Date: February 11, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000
Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

CHELLY, Inc.

By /s/ *Nicolas Guerrieri*

Name: <u>CHELLY, Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CHELLY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Chelly, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of Chelly, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 25, 2022
Los Angeles, California

CHELLY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	26,830	$	31,788
Acccounts Receivable, net		2,376		60
Inventories		4,337		-
Prepaids and Other Current Assets		24,162		-
Total Current Assets		**57,705**		**31,848**
Property and Equipment, net		3,120		-
Security Deposit		800		800
Total Assets	**$**	**61,625**	**$**	**32,648**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	13,500	$	15,672
EIDL loan		-		4,000
Other Current Liabilities		-		392
Total Current Liabilities		**13,500**		**20,064**
Convertible Note		161,604		45,058
Accrued Interest on Convertible Note		10,973		2,455
Total Liabilities		**186,077**		**67,577**
STOCKHOLDERS EQUITY				
Common Stock		19,660		-
Members' contribution		-		20,798
Retained Earnings/(Accumulated Deficit)		(144,113)		(55,727)
Total Stockholders' Equity		**(124,452)**		**(34,929)**
Total Liabilities and Stockholders' Equity	**$**	**61,625**	**$**	**32,648**

See accompanying notes to financial statements.

CHELLY INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 34,010	$ 9,751
Cost of Goods Sold	23,318	8,946
Gross profit	10,692	805
Operating expenses		
General and Administrative	57,165	21,897
Sales and Marketing	37,318	2,675
Total operating expenses	94,483	24,572
Operating Income/(Loss)	(83,791)	(23,767)
Interest Expense	8,518	2,455
Other Loss/(Income)	(3,923)	-
Income/(Loss) before provision for income taxes	(88,386)	(26,222)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (88,386)**	**$ (26,222)**

See accompanying notes to financial statements.

CHELLY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Members' Contribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019		$ -	$ 5,205	$ (29,505)	$ (24,300)
Capital contribution			15,593		15,593
Net income/(loss)				(26,222)	(26,222)
Balance—December 31, 2020	-	-	20,798	$ (55,727)	$ (34,929)
Capital contribution			528		528
Capital distribution			(1,665)		(1,665)
Conversion from LLC into C Corp	6,000,000	19,660	(19,660)		-
Net income/(loss)				(88,386)	(88,386)
Balance—December 31, 2021	**6,000,000**	**$ 19,660**	**$ -**	**$ (144,113)**	**$ (124,452)**

See accompanying notes to financial statements.

CHELLY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(88,386)	$	(26,222)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		780		-
EIDL loan forgiven		(4,000)		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(2,316)		(60)
Inventories		(4,337)		-
Prepaids and Other Current Assets		(24,162)		-
Credit Card		(2,172)		2,247
Other Current Liabilities		(392)		114
Accrued Interest on Convertible Note		8,518		2,455
Net cash provided/(used) by operating activities		**(116,467)**		**(21,466)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,900)		-
Net cash provided/(used) in investing activities		**(3,900)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		528		15,593
Capital Distribution		(1,665)		-
Borrowing on EIDL loan		-		4,000
Borrowing on Convertible Notes		116,546		30,038
Net cash provided/(used) by financing activities		**115,409**		**49,631**
Change in Cash		(4,958)		28,165
Cash—beginning of year		31,788		3,623
Cash—end of year	$	**26,830**	$	**31,788**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Chelly Inc. was formed on January 20, 2019, in the state of Arizona under the name Chelly LLC. On December 20, 2021, the company was incorporated and change the name to Chelly Inc. The financial statements of Chelly Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

The company produces flavored liquors and spirits. The Company's business model consists of selling alcoholic beverages focused on a 21-34 age demographic. Our product is sold across the state of Arizona at stores, restaurants, and bars such as Total Wine, Pomo Pizzeria, and Sotol Craft Kitchen as well through direct to consumer through Drizly.com.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Tools Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The company is subject to tax filing requirement as a Partnership in the federal jurisdiction of the United States. The company is taxed as a flow through entity, not subject to income tax. Operating income and losses are reported by the company members. The company is subject to income tax filling requirement in the state of Arizona.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of flavored liquors and spirits.

Cost of sales

Costs of goods sold include the cost of goods sold, distribution services, delivery, ingredients, packaging, supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $37,318 and $2,675, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	4,337	-
Total Inventories	$ 4,337	$ -

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Bottle Production	24,162	-
Total Prepaids and Other Current Assets	$ 24,162	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Other current liabilities	-	392
Total Other Current Liabilities	$ -	$ 392

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Tools Equipment	$ 3,900	$ -
Property and Equipment, at Cost	3,900	-
Accumulated depreciation	(780)	-
Property and Equipment, Net	$ 3,120	$ -

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $780 and $0, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 6,000,000 shares and 0 shares have been issued and are outstanding, respectively.

7.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Alec Mire	$ 5,000	5.00%	5/15/2021	5/15/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Charles Van Gelder	$ 10,000	5.00%	3/8/2021	3/8/2025	$ 500	$ 500		$ 10,000	$ 10,000	$ -	$ -		$ -	$ -
Convertible Note - Colin Jones	$ 5,000	5.00%	1/26/2021	1/26/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Giovanni Yakoo	$ 20,000	5.00%	12/17/2020	12/17/2024	$ 1,000	$ 1,000		$ 20,000	$ 20,000	$ 500	$ 500		$ 10,000	$ 10,000
Convertible Note - Giovanni Yakoo	$ 10,000	5.00%	6/3/2021	6/3/2025	$ 500	$ 500		$ 10,000	$ 10,000	$ -	$ -		$ -	$ -
Convertible Note - Isaac Gilles	$ 5,000	5.00%	12/25/2020	12/25/2024	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ 5,000	$ 5,000
Convertible Note - Joseph Soltysiak	$ 5,000	5.00%	2/28/2021	2/28/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - John Hackemer	$ 5,000	5.00%	6/1/2021	6/1/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Jordan Singer	$ 5,000	5.00%	3/31/2021	3/31/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Joseph Gilles	$ 5,000	5.00%	5/31/2021	5/31/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Joseph Hormes	$ 25,000	5.00%	5/13/2021	5/31/2025	$ 1,250	$ 1,250		$ 25,000	$ 25,000	$ -	$ -		$ -	$ -
Convertible Note - Mark Surico	$ 7,000	5.00%	2/10/2021	2/10/2025	$ 350	$ 350		$ 7,000	$ 7,000	$ -	$ -		$ -	$ -
Convertible Note - Matthew G Sassu	$ 15,000	5.00%	12/8/2020	12/8/2024	$ 750	$ 750		$ 15,000	$ 15,000	$ 750	$ 750		$ 15,000	$ 15,000
Convertible Note - Matthew G Sassu	$ 15,000	5.00%	5/22/2021	5/22/2025	$ 750	$ 750		$ 15,000	$ 15,000	$ -	$ -	$ -	$ -	$ -
Convertible Note - Mike Vicari	$ 5,000	5.00%	3/29/2021	3/29/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Steven Sherant	$ 5,000	5.00%	3/10/2021	3/10/2025	$ 250	$ 250		$ 5,000	$ 5,000	$ -	$ -		$ -	$ -
Convertible Note - Hunter Goheen	$ 2,980	8.00%	7/8/2019	7/8/2024	$ 238	$ 238		$ 2,980	$ 2,980	$ 234	$ 234		$ 2,925	$ 2,925
Convertible Note - Nick Guerrieri	$ 4,000	8.00%	7/11/2019	7/11/2024	$ 320	$ 320		$ 4,000	$ 4,000	$ 362	$ 362		$ 4,528	$ 4,528
Convertible Note - Roberto Guerrieri	$ 4,305	8.00%	9/3/2019	9/3/2024	$ 344	$ 344		$ 4,305	$ 4,305	$ 344	$ 344		$ 4,305	$ 4,305
Convertible Note - Stuart Francis	$ 3,320	8.00%	7/8/2019	7/8/2024	$ 266	$ 266		$ 3,320	$ 3,320	$ 264	$ 264		$ 3,300	$ 3,300
Total					$ 8,518	$ 8,518	$ -	$ 161,604	$ 161,604	$ 2,455	$ 2,455	$ -	$ 45,058	$ 12,133

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to 80% or 90% of the equity price paid by the Investors, and otherwise on the same terms and conditions as given to the Investors. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   RELATED PARTY

In 2019, the company issued four Convertible Notes to its shareholders Hunter Goheen, Nick Guerrieri, Roberto Guerrieri and Stuart Francis in the aggregate amount of $14,605. The Notes bear an interest rate of 8% per annum. The accrued interests together the entire principals shall be due and payable on the fifth anniversary from Notes issuance ('Maturity date'). In the event the Company consummates an equity financing generating gross proceed of at least $50,000, then outstanding principal amount and all accrued but unpaid interest under this note shall automatically convert into the equity securities. The conversion price is equal to 80% of the equity price paid by the Investors, and otherwise on the same terms and conditions as given to the Investors. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $14,604 and $15,058, respectively. The Note has been classified as non-current and accrued interest as non-current.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 25, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $83,791, an operating cash flow loss of $116,467, and liquid assets in cash of $26,830, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Nicolas Guerrieri, Principal Executive Officer of CHELLY, Inc., hereby certify that the financial statements of CHELLY, Inc. included in this Report are true and complete in all material respects.

Nicolas Guerrieri

CEO